FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding expected payment date of final dividend of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on March 15, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

ANNOUNCEMENT
EXPECTED FINAL DIVIDEND PAYMENT DATE

Reference is made to the announcement of annual results for 2017 of Huaneng Power International, Inc. (the “Company”) and its subsidiaries for the year ended 31 December 2017 dated 14 March 2018 (the “Announcement”). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

As disclosed in the Announcement, the Board of the Company proposed to declare a cash dividend of RMB0.10 (inclusive of tax) for each ordinary share of the Company held by shareholders. The distribution plan will be submitted to the Company’s 2017 annual general meeting (the “AGM”) to be held on 3 May 2018 for consideration. Subject to passing of the distribution plan at the AGM, the Company expects to complete the final dividend payment on or before 17 July 2018.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
15 March 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     March 15, 2018